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SEC FILE NUMBER
8-~~32582~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress St.
(No. and Street)

Boston (City) | Massachusetts (State) | 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey H. Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon St. (Address) | Boston (City) | Massachusetts (State) | 02116 (Zip Code)

PROCESSED
JUN 1 4 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires Apr 14, 2006

Notary Public

Signature

Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITES AND EXCHANGE COMMISION

WASHINGTON D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

JOHN HANCOCK FUNDS, LLC
(Name of Respondent)

601 Congress Street, Boston, Massachusetts 02210
(Address of principal executive office)

Jeffrey H. Long
Controller
John Hancock Funds, LLC
601 Congress Street, 10th Floor
Boston, Massachusetts 02210

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

John Hancock Funds, LLC

Audited Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2005 in conformity with accounting principles generally accepted United States.

Ernst & Young LLP

February 10, 2006

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2005
(In thousands)

Assets	
Cash and cash equivalents	$ 46,782
Commissions and distribution fees receivable *(Note 4)*	2,431
Due from affiliated companies *(Note 4)*	1,387
Prepaid expenses	844
Deferred selling commissions *(Notes 3 and 5)*	39,117
Intangible asset, net *(Notes 3 and 8)*	16,679
Investments *(Note 3)*	15
Furniture and equipment, net *(Notes 3 and 6)*	463
Other assets	397
Total assets	$ 108,115
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 9,447
Commissions and distribution expenses payable *(Note 4)*	11,693
Accrued compensation	5,631
Due to affiliated companies *(Note 4)*	3,695
Deferred income taxes, net *(Notes 3 and 7)*	10,847
Accrued pension cost *(Note 10)*	7,477
Total liabilities	48,790
Member's equity:	
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	1
Additional paid-in capital	96,029
Accumulated deficit	(36,705)
Total member's equity	59,325
Total liabilities and member's equity	$ 108,115

See accompanying notes.

1. Corporate Organization

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC. (Advisers). On February 1, 2002 the Company became a limited liability company. Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company serves as wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Change of Control

Effective April 28, 2004, Manulife Financial Corporation (Manulife) acquired all of the outstanding common shares of John Hancock (the indirect parent of the Company) that were not already beneficially owned by Manulife as general fund assets and John Hancock became a wholly owned subsidiary of Manulife.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at estimated fair value at the date of acquisition.

3. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B shares, which also carry a contingent deferred sales charge (CDSC). These selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds.

Intangible Asset

Intangible asset represents the Company's distribution network. Distribution networks represent the Company's network of sales agents and producers responsible for procuring busienss. As result of Manulife's acquisition of John Hancock, $16.9 million was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful lives and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows

3. Summary of Significant Accounting Policies (continued)

Intangible Asset (continued)

expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The income tax benefit is the estimated amount that will be received by the Company from Subsidiaries based upon its tax-sharing agreement.

4. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

4. Related-Party Matters (continued)

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc. (Signator), an indirect wholly-owned subsidiary of John Hancock.

Rule 12b-1 Distribution Plans

The Company entered into Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2005 includes $2,239,000 of 12b-1 service fee revenue due from the Funds.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement (the DPS Agreement) with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. Commissions and distribution expenses payable at December 31, 2005 includes $611,000 of combined selling commissions and Rule 12b-1 service fees due to Signator and is included in the statement of financial condition.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2005 includes certain expenses paid by the Company on behalf of The Patriot Group, Inc. (Patriot), Sovereign Asset Management Corp. (SAMCO), Transamerica Fund Management Company, (TFMC) and Transamerica Fund Distributors, Inc. (TFD) and Manulife. Patriot, TFMC, TFD and SAMCO are indirectly, wholly-owned subsidiaries of John Hancock. The remainder of the balances in 2005 represents amounts due from John Hancock for commissions on life insurance products.

Due to affiliated companies at December 31, 2005 represents certain expenses paid on behalf of the Company by John Hancock, Signator, Advisers and John Hancock Advisers International Limited (International Ireland) and Manulife on behalf of the Company. Signator is an indirect, wholly-owned subsidiary of John Hancock. John Hancock Life

4. Related-Party Matters (continued)

Due from/to Affiliated Companies (continued)

Insurance Company (USA) (John Hancock USA) is an indirectly, wholly-owned subsidiary of Manulife.

Other Related-Party Matters

The Company received approximately $10,978,000 in federal tax refunds from Subsidiaries and Advisers in 2005. The Company did not pay any state taxes to Subsidiaries and Advisers in 2005.

The Company pays rent to John Hancock USA as a tenant at will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by John Hancock.

Manulife and John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

The Company maintains cash deposits in a John Hancock institutional money market fund. The total on deposit in the John Hancock institutional money market fund for the year ended December 31, 2005 amounted to $35,000,000. These balances are included in cash and cash equivalents.

As more fully described in Note 10, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, SAM Co., NM Capital Management, Inc. (NM Capital), the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

5. Deferred Selling Commissions

The deferred selling commissions as of December 31 is as follows:

	2005
	(In thousands)
Balance at January 1	**$ 52,674**
Additions	**8,423**
Amortization	**(21,980)**
Balance at December 31	**$ 39,117**

6. Furniture and Equipment

Furniture and equipment is comprised of the following as of December 31:

	2005
	(In thousands)
Office equipment and computer software	$ 5,189
Furniture and fixtures	-
	5,189
Less accumulated depreciation and amortization	(4,726)
	$ 463

7. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets is as follows as of December 31:

	2005
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 9,579
Acquired acquisition costs	6,025
Total deferred tax liabilities	15,604
Deferred tax assets:	
Reserves	2,139
Pension obligation	2,077
OPEB obligation	388
Long-term incentive program	146
Book over tax depreciation	7
Total deferred tax assets	4,757
Net deferred tax liabilities	$ 10,847

8. Other Intangible Assets

The Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

9. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital, as defined, of $6,030,000. The minimum net capital requirement at December 31, 2005 was $2,529,000. The Company's net capital ratio was 6.29 to 1 at December 31, 2005, whereas the maximum allowable ratio was 15 to 1.

10. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2005 net accrued pension costs of $1,101,000 are included accrued pension costs in the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. Accrued costs related to the Non-Qualified Plan of $6,376,000 at December 31, 2005, are included in accrued pension cost in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. Accrued post-retirement benefit costs of $728,000 at December 31, 2005 are included in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2005.

10. Employee Benefit Plans (continued)

The Company offers postemployment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $232,000, net of income taxes of $128,000 was recognized in the financial statements for the year ended December 31, 2005.

The Company established a deferred compensation plan whereby eligible employees can elect to defer compensation amounts to supplement other retirement benefits provided by the Company's other retirement plans. The plan is non-qualified and is for highly compensated employees. Compensation amounts deferred are segregated in a Rabbi Trust (the "Trust"). The assets of the Trust are considered restricted assets of the Company. The Trust is funded solely by participants' deferred compensation, not by the Company. The Trust assets, included in other assets in the statement of financial condition, amounted to $50,000 at December 31, 2005.

Through April 28, 2004, certain employees of the Company also participated in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger the Company continues to incur compensation expense related to stock compensation issued by Manulife.

11. Contingencies

John Hancock Funds has been requested by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker/dealer practices. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker/dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

The Company is also involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

12. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2006	$ 61,000
	2007	6,000
	Thereafter	-
		$ 67,000